Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the three months ended July 31, 2022

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian dollars - unaudited

As at	Note	July 31, 2022	April 30, 2022
		$	$

ASSETS
Current assets
Cash and cash equivalents		11,112,379	30,482,269
Tax receivable	4	12,065,504	13,110,777
Other receivables		332,005	340,917
Prepaid expenses		2,872,914	2,855,677
Due from related party	8	50,000	50,000

Total current assets		26,432,802	46,839,640

Property, plant and equipment	5	420,128	304,866
Exploration and evaluation assets	6	133,036,291	118,789,742
Total assets		159,889,221	165,934,248

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		6,393,527	10,127,266
Due to related party	8	4,167	21,875

Total liabilities		6,397,694	10,149,141

SHAREHOLDERS' EQUITY
Share capital	7	163,972,960	163,972,960
Reserves		24,932,173	23,691,609
Accumulated other comprehensive loss		(552,317)	(368,411)
Deficit	7	(34,861,289)	(31,511,051)

Total shareholders' equity		153,491,527	155,785,107
Total liabilities and shareholders' equity		159,889,221	165,934,248

Note 1 - Nature of operations and going concern

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars - unaudited

For the three months ended	Note	July 31, 2022	July 31, 2021
		$	$

General and administrative expenses
Amortization		45,893	15,599
Consulting fees		208,909	85,723
Directors fees	8	87,500	90,000
Exploration investigation		-	90,126
Foreign exchange loss/(gain)		90,469	(17,201)
Insurance		177,768	12,835
Management fees	8	87,500	87,500
Marketing		767,933	600,284
Office and miscellaneous	8	350,355	311,112
Professional fees		150,038	250,477
Share based compensation	7	1,240,564	3,464,044
Transfer agent and filing		75,347	125,390
Travel and promotion		103,145	50,030

		(3,385,421)	(5,165,919)
Other income
Interest income		35,183	51,079
Net loss		(3,350,238)	(5,114,840)
Other comprehensive loss
Items that will be reclassified subsequently
Translation loss on foreign operations		(183,906)	(39,721)
Comprehensive loss		(3,534,144)	(5,154,561)
Basic and diluted loss per share		(0.02)	(0.05)

Weighted average number of common shares
Basic and diluted		154,875,802	102,741,120

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in Canadian dollars - unaudited

		Three Months Ended	Three Months Ended
For the three months ended	Note	July 31, 2022	July 31, 2021
		$	$

Operating activities
Net loss for the period		(3,350,238)	(5,114,840)
Items not affecting cash:
Amortization	5	45,893	15,599
Foreign exchange gain		-	(56,922)
Share-based compensation	7	1,240,564	3,464,044

Changes in non-cash working capital items:
Accounts payable and accrued liabilities		(3,733,739)	2,168,092
Due to/from related parties		(17,708)	-
Taxes receivable		1,045,273	(1,736,290)
Other receivable		8,912	-
Prepaid expenses		(17,237)	(568,143)

Net cash flows used in operating activities		(4,778,280)	(1,828,460)

Investing activities
Purchase of exploration and evaluation assets		(6,824,175)	-
Exploration and evaluation expenditures		(7,606,608)	(12,113,437)
Purchase of equipment		(160,827)	(29,138)

Net cash flows used in investing activities		(14,591,610)	(12,142,575)

Financing activities
Cash proceeds of common shares issued net of issuance costs		-	68,857,630
Issuance of common shares - option exercise		-	376,520
Issuance of common shares - warrants exercise		-	1,356,091

Net cash flows provided by financing activities		-	70,590,241

Increase in cash and cash equivalents		(19,369,890)	56,619,206

Cash and cash equivalents, beginning of period		30,482,269	19,398,272

Cash and cash equivalents, end of period		11,112,379	76,017,478

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.

Condensed Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares - unaudited

	Common shares
	Number	Amount	Reserves	Share to be issued	Other comprehensive income (loss)	Deficit	Total
		$	$	$	$	$	$

Balance, April 30, 2021	94,068,744	45,962,344	8,148,730	308,594	5,476	(16,240,495)	38,184,649

Shares issued pursuant to private placement and prospectus	29,290,000	71,152,150	2,072,850.00	-	-	-	73,225,000
Shares issued pursuant to exercise of warrants and options	6,074,979	1,732,611	-	-	-	-	1,732,611
Share issuance costs - cash	-	(4,367,369)	-	-	-	-	(4,367,369)
Share issuance costs - finders warrants	-	(1,530,056)	1,530,056	-	-	-	-
Stock based compensation	-	-	3,464,044	-	-	-	3,464,044
Net loss and comprehensive loss for the period	-	-	-	-	(39,721)	(5,114,840)	(5,154,561)

Balance, July 31, 2021	129,433,723	112,949,680	15,215,680	308,594	(34,245)	(21,355,335)	107,084,374

Shares issued pursuant to property acquisition	23,690,574	56,250,001	-	-	-	-	56,250,001
Shares issued pursuant to exercise of warrants and options	1,751,505	2,155,845	-	-	-	-	2,155,845
Stock based compensation	-	-	8,475,929	-	-	-	8,475,929
Contingent consideration adjustment	-	-	-	(308,594)	-	-	(308,594)
Transfer of exploration and evaluation assets pursuant to spin-out	-	(7,382,566)	-	-	-	-	(7,382,566)
Net loss and comprehensive loss for the period	-	-	-	-	(334,166)	(10,155,716)	(10,489,882)

Balance, April 30, 2022	154,875,802	163,972,960	23,691,609	-	(368,411)	(31,511,051)	155,785,107
Stock based compensation	-	-	1,240,564	-	-	-	1,240,564
Net loss and other comprehensive gain for the period	-	-	-	-	(183,906)	(3,350,238)	(3,534,144)

Balance, July 31, 2022	154,875,802	163,972,960	24,932,173	-	(552,317)	(34,861,289)	153,491,527

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

1. Nature of Operations and Going Concern

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver").  It is trading on the venture exchange under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities as it can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Company. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

2. Plan of Arrangement

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 working capital to Vizsla Copper for the Arrangement. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021, under the symbol - VCU.

On September 20, 2021, the Company transferred its 100% interest in the Blueberry Property and Carruthers Pass Property and completed the Arrangement to spin out the shares of Vizsla Copper to the shareholders of Vizsla Silver. Pursuant to the Arrangement, holders of common shares of Vizsla Silver on September 19, 2021, received one new common share of Vizsla Silver and 0.3333 of a Vizsla Copper share for each common share held.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver option has been adjusted for the assets spun-out. The exercise prices of the Vizsla Silver replacement stock options were adjusted based on the proportional market value of the two companies after completion of the Arrangement. See Note 7d.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver warrant has been adjusted for the assets spun-out such that for each of the warrant exercised, the holder is entitled to receive one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant and one-third of Vizsla Copper share immediately prior to September 20, 2021.

In connection with the Arrangement, the carrying value of Blueberry Property and Carruthers Pass copper property totaling $1,493,798 were derecognized, and the Vizsla Copper shares were treated as a distribution of capital to the shareholders of the Company. In accordance with IFRIC-17, the distribution was valued at $7,382,566 based on fair value of the common shares of Vizsla Copper and the Company recorded a gain on the spin-out totaling $4,766,412 in the consolidated statements of loss and comprehensive loss for the year ended April 30, 2022.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

3. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2022, audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of September 8, 2022, the date these condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Basis of consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at July 31, 2022	Ownership interest as at April 30, 2022
Vizsla Copper Corp. (formerly Northbase Resources Inc.)*	Exploring evaluating mineral properties	Canada	0%	0%

Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%

Minera Canam S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%

Operaciones Canam Alpine S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%

Vizsla Royalty Corp. (formerly Vizsla Copper Corp. and 1283303 B.C. Ltd.)	Royalty Company	Canada	100%	100%

Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

* The Company spun-out Vizsla Copper Corp. on September 20, 2021 (Note 2).

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

b) Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

3. Exploration and Evaluation Assets (continued)

c) Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment has been applied include:

- Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified, and the Company plans to continue with its objective of developing Panuco - Copala Property.

Significant areas requiring the use of management estimates and assumptions include:

- Fair value calculation of share-based payments

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are a number of estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

3. Exploration and Evaluation Assets (continued)

c) Significant Accounting Judgments and Estimates (continued)

- Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

   Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

4. Taxes Receivable

	July 31, 2022	April 30, 2022
	$	$
Goods and Service Tax (GST) recoverable	107,131	103,785
Mexican Value Added Tax (IVA) recoverable	11,958,373	13,006,992
Total	12,065,504	13,110,777

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

5. Property, Plant and Equipment

	Computer equipment	Computer software	Office equipment	Mining equipment	Office improvements	Total
Cost	$	$	$	$	$	$
Balance - April 30, 2021	14,463	-	3,526	66,830	37,404	122,223
Additions	24,829	-	36,340	75,091	144,218	280,478
Disposal	-	-	(748)	-	-	(748)
Effect of change in exchange rate	624	-	755	2,677	3,789	7,845
Balance - April 30, 2022	39,916	-	39,873	144,598	185,411	409,798
Additions	10,684	55,212	6,352	78,717	9,862	160,827
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	(10)	-	65	(439)	514	130
Balance - July 31, 2022	50,590	55,212	46,290	222,876	195,787	570,755

Accumulated depreciation
Balance - April 30, 2021	5,338	-	730	14,818	-	20,886
Depreciation	9,545	-	7,237	37,882	28,000	82,664
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	122	-	154	599	507	1,382
Balance - April 30, 2022	15,005	-	8,121	53,299	28,507	104,932
Depreciation	4,402	5,521	2,689	9,774	23,507	45,893
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	(26)	-	(5)	(9)	(158)	(198)
Balance - July 31, 2022	19,381	5,521	10,805	63,064	51,856	150,627

Carrying amounts
As at April 30, 2021	9,125	-	2,796	52,012	37,404	101,337
As at April 30, 2022	24,911	-	31,752	91,299	156,904	304,866
As at July 31, 2022	31,209	49,691	35,485	159,812	143,931	420,128

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

6. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	July 31,	April 30,
	2022	2022
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	$133,036,291	$118,789,742

a) Northbase Resources Inc. - Blueberry Property

On September 20, 2021, the Company completed the Arrangement and spin-out Vizsla Copper with its 100% interest of the copper resource at the Blueberry Property to Vizsla Copper (Note 2).

Cost related to the properties can be summarized as follows:

	Balance April 30, 2021	Additions	Transfer to Vizsla Copper	Balance April 30 and July 31, 2022

Acquisition costs
Shares	$1,357,467	$-	$(1,357,467)	$-
Cash	-	-		-
	1,357,467	-	(1,357,467)	-

Exploration costs
Analysis	15,365	-	(15,365)	-
Equipment	13,800	-	(13,800)	-
Geophysical consulting	45,499	-	(45,499)	-
Project management	6,130	-	(6,130)	-
Travel, supplies and field expenses	19,625	-	(19,625)	-
Subtotal	100,419	-	(100,419)	-

Balance	$1,457,886	$-	$(1,457,886)	$-

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

6. Exploration and Evaluation Assets (continued)

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1: Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued);

- Milestone event 2: Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares (issued).

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity. As of April 30, 2022, the milestones have occurred, and the shares have been issued.  As a result, the full $308,595 of contingent consideration has been reversed.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco S.A. de C.V. ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020, to extend the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.  Certain claims of Copala are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% interest or property right on the mining concessions.

On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

6. Exploration and Evaluation Assets (continued)

b)  Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Panuco - Copala Property

Under the Amending Agreement, Vizsla/Canam and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 (paid) to Panuco upon signing of the Amending Agreement;
  The issuance to Panuco of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued, Note 7(b)); and
  A cash payment of US$6,100,000:  US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill.  On May 6th, 2022, following the refurbishment and transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

  A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
  The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued, Note 7(b)).

Page | 14

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

6. Exploration and Evaluation Assets (continued)

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Costs related to the properties can be summarized as follows:

	Balance April 30, 2021	Additions	Balance April 30, 2022	Additions	Balance July 31, 2022
Acquisition costs
Cash	$1,012,761	$18,731,540	$19,744,301	$6,396,000	$26,140,301
Contingent consideration	308,595	(308,595)	-	-	-
Concession	-	-	-	428,175	428,175
Effective settlement of loans receivables	1,064,647	-	1,064,647	-	1,064,647
Shares	1,896,987	56,250,001	58,146,988	-	58,146,988
Transaction cost	125,190	-	125,190	-	125,190
Subtotal	$4,408,180	$74,672,946	$79,081,126	$6,824,175	$85,905,301

	Balance April 30, 2021	Additions	Balance April 30, 2022	Additions	Balance July 31, 2022
Exploration costs
Analysis	$1,366,574	$3,800,021	$5,166,595	$697,830	$5,864,425
Depreciation	3,563	20,388	23,951	9,775	33,726
Drilling	5,971,422	14,964,594	20,936,016	4,560,620	25,496,636
Ejido Rights	80,901	340,342	421,243	-	421,243
Engineering consulting	-	671,537	671,537	18,738	690,275
Equipment	382,265	924,121	1,306,386	386,391	1,692,777
Field Cost	2,092,112	2,250,098	4,342,210	1,211,151	5,553,361
Geological Consulting	1,641,356	2,561,712	4,203,068	173,979	4,377,047
Geophysical Surveys	-	-	-	31,271	31,271
Maintenance	315,435	81,504	396,939	34,522	431,461
Rent of land	86,099	153,596	239,695	6,441	246,136
Travel and miscellaneous	774,751	1,601,096	2,375,847	475,891	2,851,738
Subtotal	$12,714,478	$27,369,009	$40,083,487	$7,606,609	$47,690,096

	$17,122,658	$102,041,955	$119,164,613	$14,430,784	$133,595,397

Effect of change in exchange rate	(92,276)	(282,596)	(374,872)	(184,234)	(559,106)

Total	$7,030,382	$101,759,359	$118,789,741	$14,246,550	$133,036,291

The Company paid $428,175 for several mining concessions.

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company.  On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties.

Page | 15

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

6. Exploration and Evaluation Assets (continued)

c) Carruthers Pass Property, British Columbia

On September 20, 2021, the Company completed the Arrangement and transferred its 100% interest of the copper resource at the Carruthers Pass Property to Vizsla Copper (Note 2).

Costs related to the property can be summarized as follows:

	Balance April 30, 2021	Additions	Transfer to Vizsla Copper	Balance April 30 and July 31, 2022

Acquisition costs
Cash	$20,000	-	$(20,000)	$-

Exploration costs
Geophysical consulting	-	16,710	(16,710)	-

Balance	$20,000	16,710	$(36,710)	-

Page | 16

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

7. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at July 31, 2022, 154,875,802 (April 30, 2022: 154,875,802) common shares with no par value were issued and outstanding.  No shares were issued during the three-month period ended July 31, 2022.

During the year ended April 30, 2022, the Company issued common shares of the Company (the "Shares") as follow:

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50. The Company paid $4,080,031 and allocated fair value of $1,459,487 for the broker warrants.

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50. The Company paid $287,338 and allocated fair value of $70,569 for the broker warrants.

On September 7, 2021, 6,245,902 common shares were issued to acquire the Panuco and 4,944,672 common shares were issued. The Company issued John Mirko bonus shares of 6,500,000 and finder's fee of 250,000 per milestone event 1 of the Canam agreement (Note 7(b)). On April 27, 2022, the Company issued John Mirko bonus shares of 5,500,000 and finder's fee of 250,000 per milestone event 2 of the Canam agreement (Note 7(b)).  There are no shares left to be issued in terms of the Canam agreement.

During the year ended April 30, 2022, 6,555,459 warrants were exercised for proceeds of $3,342,526, and 1,271,028 options were exercised for proceeds of $545,930.

Page | 17

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

7. Share Capital (continued)

c) Escrow shares

As at July 31, 2022, the Company has Nil common shares held in escrow (April 30, 2022: nil).

d) Warrants

As at July 31, 2022, the Company has 16,115,810 warrants exercisable (April 30, 2022: 32,424,906).

The following is a summary of warrant transactions for the three months ended July 31, 2022, and year ended April 30, 2022:

	July 31, 2022		April 30, 2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$
Warrants outstanding, beginning of the period	32,424,902	2.68	22,757,961	1.86
Issued	-	-	16,222,400	3.06
Exercised	-	-	(6,555,459)	0.52
Cancelled	(16,309,094)	(2.30)	-	-
Warrants outstanding, end of the period	16,115,808	3.06	32,424,902	2.68

The following warrants were outstanding and exercisable July 31, 2022:

		Number of
Expiry date	*Exercise price	warrants
		outstanding and

		exercisable
03-Dec-22	3.25	13,800,000
03-Dec-22	2.50	1,369,408
18-Dec-22	3.25	845,000
18-Dec-22	3.25	101,400
		16,115,808

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Warrants was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

As at July 31, 2022, the weighted average remaining contractual life for outstanding warrants is 0.34 years (April 30, 2022: 0.42 years).

Vizsla Silver is liable to issue shares pursuant to the Arrangement, whereby a holder exercises a Vizsla Silver warrant will be entitled to receive one new Vizsla Silver common share and 0.3333 of a Vizsla Copper common share. The exercise price of the Vizsla Silver warrants will remain the same; however, Vizsla Silver will need to compensate Vizsla Copper for each Vizsla Copper common share that is issued upon exercise of a Vizsla Silver warrant. As at July 31, 2022, 1,059,428 warrants outstanding are subject to the Arrangement.

Page | 18

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

7. Share Capital (continued)

d) Warrants (continued)

During the three months ended July 31, 2022, the Company recorded fair value of $nil (July 31, 2021 - $1,530,056) against reserves.

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the three months ended July 31, 2022, and year ended April 30, 2022, is as follows:

	July 31, 2022		April 30, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options outstanding, beginning of the period	14,640,472	1.64	9,090,000	1.07
Issued	590,000	1.74	6,974,000	2.25
Cancelled	(271,250)	(2.14)	(152,500)	(2.23)
Exercised	-	-	(1,271,028)	(0.41)
Options outstanding, end of the period	14,959,222	1.64	14,640,472	1.64
Options exercisable, end of the period	11,562,229	1.52	10,486,542	1.46

Page | 19

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

7. Share Capital (continued)

e) Options (continued)

The following options were outstanding and exercisable as July 31, 2022:

Expiry date	Exercise price	*Adjusted exercise price	Number of Options outstanding	Number of Options exercisable

27-Feb-29	0.15	0.14	980,000	980,000
13-Jun-24	0.17	0.16	450,000	450,000
30-Dec-24	0.69	0.66	975,000	975,000
07-Jan-25	0.72	0.69	75,000	75,000
29-Jun-25	0.79	0.76	1,256,250	1,246,250
06-Aug-25	2.15	2.07	1,590,000	1,590,000
27-Aug-25	1.76	1.69	75,000	75,000
01-Oct-25	1.46	1.40	125,000	50,000
01-Dec-25	1.46	1.40	100,000	50,000
12-Jan-26	1.71	1.64	60,000	60,000
17-Feb-26	1.50	1.44	2,101,472	1,576,104
22-Jun-26	2.31	2.22	3,927,500	2,945,625
12-Jul-26	2.44	2.34	220,000	165,000
27-Jul-26	2.44	2.34	139,000	104,250
24-Sep-26	2.25	2.25	1,995,000	997,500
01-Feb-27	2.45	2.45	300,000	75,000
02-Jun-27	1.74	1.74	590,000	147,500
			14,959,222	11,562,229

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly. The change in the fair value of the options upon replacement was in the amount of $91,688.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions for options granted in the three months ended July 31, 2022:

Risk Free Interest Rate	2.72%-2.89%
Expected Dividend Yield	-
Expected Volatility	100% - 104%
Expected Term in Years	5 years

The Company recorded total fair value of $1,240,564 as share-based compensation for the three months ended July 31, 2022 (July 31, 2021 - $3,464,044).

Page | 20

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

8. Related Party Transactions

During the three months ended July 31, 2022, and 2021, the Company has the following related party transactions:

(a) The Company has incurred $330,652 (2021: $272,991) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $87,500 (2021: $90,000) in director fees to the Company's directors.

(c) The Company has paid $150,000 (2021: $150,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) The Company has granted 530,000 (2021: 3,434,500) stock options in total to officers and directors of the Company (Note 7e).

(e) As of July 31, 2022, $50,000 (April 30, 2022: $50,000) was receivable from a company with common directors and officers of the Company and $4,167 (April 30, 2022: $21,875) was payable to an officer of the Company.

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, other receivables, due from related party, due to related party and accounts payable and accrued liabilities. All these financial instruments are carried on the condensed consolidated interim statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Page | 21

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

9. Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.    The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2022, the Company had a cash and cash equivalent balance of $11,112,379 to settle accounts payable and accrued liabilities of $6,393,527. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries do not hold significant monetary assets or liabilities in currencies other than their functional currency and as a result, the Company is not exposed to significant currency risk.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates or a 10% change in foreign exchange rates would be immaterial. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at July 31, 2022, the cash on deposit at these institutions was in excess of federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

Page | 22

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended July 31, 2022
Expressed in Canadian dollars - unaudited

10. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder's equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

11. Segment Information

The Company has one operating segment, being principally mineral exploration.

Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	July 31, 2022	April 30, 2022
	$	$
Canada	49,691	-
Mexico	133,406,728	119,094,608
	133,456,419	119,094,608

Page | 23